Knight Updated Preliminary Model Outputs

May 13, 2006

I.   Status Quo Financials

Status Quo – Knight, Inc.
Income Statement and Cash Flow Data

US$ in millions, except per share data

Income Statement	2007E	2008E	2009E	2010E
Segment EBITDA				
NGPL	$ 626	$ 647	$ 670	$ 696
Terasen Gas	331	337	343	350
KM Canada	-	-	-	-
Retail	80	82	85	88
Power	24	24	24	24
G&A	(75)	(80)	(85)	(90)
EBITDA (ex Equity Income)	985	1,009	1,036	1,067
Equity Income - Non-KMP and KMR	32	32	38	38
Equity Income - KMP and KMR	859	1,150	1,332	1,468
Minority Interest	(86)	(115)	(132)	(147)
EBITDA	$ 1,790	$ 2,076	$ 2,274	$ 2,427
Depreciation and Amortization	218	223	227	232
EBIT	1,572	1,853	2,047	2,195
Net Interest Expense	(434)	(454)	(457)	(456)
Other Income/(Expense)	0	0	0	0
EBT	1,138	1,400	1,591	1,739
Book Tax Expense	(399)	(506)	(582)	(642)
Net Income	739	894	1,009	1,097
Average Shares Outstanding	134	132	132	131
EPS	$ 5.51	$ 6.76	$ 7.65	$ 8.36
Dividend Per Share	$ 3.85	$ 4.25	$ 4.70	$ 5.20
"Back of the Envelope" Free Cash Flow Per Share				
Net Income	$ 739	$ 894	$ 1,009	$ 1,097
D&A	218	223	227	232
Deferred Tax Expense	(110)	69	70	70
Maintenance CAPEX	(242)	(242)	(242)	(242)
"Back of the Envelope" Free Cash Flow	605	943	1,064	1,157
Dividends	516	562	620	682
Cash Flow Available After Dividend	89	382	444	474
Free Cash Flow Per Share	$ 4.52	$ 7.14	$ 8.07	$ 8.81

Knight Status Quo Value Creation
Sensitivity Analysis

US$ in dollars

Present Value of Pro Forma 2009 Combined Share Price

		Forward P/E Multiple				
		15.0 x	**16.0 x**	**17.0 x**	**18.0 x**	**19.0 x**
Discount Rate	**10.0%**	$ 104.77	$ 111.05	$ 117.33	$ 123.61	$ 129.89
	12.0%	99.44	105.39	111.34	117.29	123.24
	14.0%	94.47	100.11	105.76	111.40	117.04
	16.0%	89.83	95.19	100.55	105.90	111.26
	18.0%	85.50	90.59	95.68	100.77	105.86

Premium to Current Price of $87.90

		Forward P/E Multiple				
		15.0 x	**16.0 x**	**17.0 x**	**18.0 x**	**19.0 x**
Discount Rate	**10.0%**	19.2%	26.3%	33.5%	40.6%	47.8%
	12.0%	13.1%	19.9%	26.7%	33.4%	40.2%
	14.0%	7.5%	13.9%	20.3%	26.7%	33.2%
	16.0%	2.2%	8.3%	14.4%	20.5%	26.6%
	18.0%	-2.7%	3.1%	8.9%	14.6%	20.4%

Note: Includes dividends received.

# II.	Restructuring Case

Illustrative Knight, Inc. Restructuring Assumptions

US$ in millions

Assumptions

- Knight, Inc. receives $1,600 in proceeds from asset sales
  — $750: 100% of Trans Mountain sold to Knight Partners
  — $720: 100% of Retail
  — $175: 100% of Power
  — $225: 75% of Corridor – additional $377 of debt removed from the balance sheet
  — $270 in tax leakage
    – $36: 75% of Corridor sold
    – $(33): 100% of Power sold
    – $135: 100% of Retail sold
    – $131: 100% of Trans Mountain dropped down to Knight Partners
- Knight, Inc existing debt of $5,744 (excluding Terasen Gas and Corridor debt) refinanced at 110%
  — Proceeds from assets sales and NGPLCo IPO used to fund tender
  — NGPLCo raises $2,179 in unsecured debt at 6.5%
  — GPCo raises $1,500 of unsecured debt at 6.5%
- Knight, Inc. contributes 100% of NGPL and 100% of Terasen Gas to Knight NGPLCo
  — 20% IPO of NGPLCo at 9.0x LTM EBITDA fully distributed multiple
    – 10% IPO discount
    – 5% gross spread
    – $20mm in legal and other transaction fees
  — Remaining 80% stake is spun-off to shareholders of Knight, Inc.
- Knight, Inc. effectively becomes Knight GPCo
  — $20mm annual G&A costs
  — Assumed to trade at a yield range of 3.5% to 5.0%

Transaction Risks

- Achieving value in asset divestitures
- Share price assumption for repurchases
- Multiple contraction for Knight, Inc.
- Trading value of NGPLCo
- Taxes
- Interest rates
- Oil prices
- MLP yield
- Project overruns or delays
- Regulatory challenges or changes
- On-going or new litigation exposure
- Continued complexity

Knight NGPLCo

US$ in millions, except per share data

Knight NGPLCo - Income Statement	2007E	2008E	2009E	2010E
Segment EBITDA				
NGPL	$ 626	$ 647	$ 670	$ 696
Terasen Gas	331	337	343	350
Equity Income - CustomerWorks / NGPL	10	10	10	10
Equity Income - Knight Canada	21	22	27	28
G&A	(54)	(58)	(63)	(67)
EBITDA	$ 934	$ 957	$ 987	$ 1,017
Depreciation and Amortization	(196)	(201)	(205)	(209)
EBIT	738	756	783	808
Interest Expense	(229)	(223)	(213)	(203)
Other Income/(Expense)	0	0	0	0
EBT	510	534	570	606
Book Tax Expense	(173)	(182)	(193)	(206)
Net Income	337	352	377	399
Average Shares Outstanding	134	134	134	134
EPS	$ 2.51	$ 2.63	$ 2.81	$ 2.98
LTM EBITDA Multiple (Fully Distributed)	9.0 x	9.0 x	9.0 x	9.0 x
Knight NGPLCo Share Price	$ 46.82	$ 49.34	$ 52.56	$ 55.86
Forward P/E	17.8 x	17.6 x	17.6 x	NA
Dividend Per Share (25% Payout Ratio)	$ 0.63	$ 0.66	$ 0.70	$ 0.74
Dividend Yield	1.3%	1.3%	1.3%	1.3%

Selected Cash Flow Data	2007E	2008E	2009E	2010E
Net Income	337	352	377	399
Equity Income	(10)	(10)	(10)	(10)
Cash from Equity Investments	10	10	10	10
D&A	196	201	205	209
Deferred Taxes	(48)	25	23	22
Funds From Operations (FFO)	485	577	605	631
Change in Working Capital	(27)	(27)	(27)	(27)
Maintenance Capex	(215)	(215)	(215)	(215)
Growth Capex	(113)	(113)	(113)	(113)
Dividends	(84)	(88)	(94)	(100)
Cash Available for Debt Repayment	46	134	155	176
Debt Repayment	(46)	(134)	(155)	(176)
Debt Raised	2,179	-	-	-

Debt Summary	2007E	2008E	2009E	2010E
Unsecured Debt Outstanding at Beginning of Year	2,179	2,133	1,999	1,844
Additional Debt Issuance (Paydown)	(46)	(134)	(155)	(176)
Unsecured Debt Outstanding at End of Year	2,133	1,999	1,844	1,668
Interest Expense	(140)	(134)	(125)	(114)
Terasen Gas Debt	1,611	1,611	1,611	1,611
Interest Expense	(88)	(88)	(88)	(88)
Total Debt	3,744	3,610	3,454	3,279

Credit Metrics	2007E	2008E	2009E	2010E
Debt / LTM EBITDA	4.0 x	3.8 x	3.5 x	3.2 x
LTM EBITDA / Interest	4.1	4.3	4.6	5.0
FFO / Interest	3.1	3.6	3.8	4.1
FFO / Debt	13.0%	16.0%	17.5%	19.2%

Knight GPCo

US$ in millions, except per share data

Knight GPCo - Income Statement and Cash Flow	2007E	2008E	2009E	2010E
Knight Partners LP Distribution	109	130	146	156
Knight Partners GP Distribution	650	874	1,022	1,127
G&A	(20)	(20)	(20)	(20)
EBITDA	739	984	1,148	1,263
Existing Debt Interest Expense	(98)	(98)	(98)	(98)
EBT	641	886	1,051	1,165
Taxes	(244)	(337)	(399)	(443)
Net Income	397	549	651	722
Maintenance Capex	(4)	(4)	(4)	(4)
Growth Capex	(16)	(46)	(2)	(6)
Proceeds from Asset Sales	1,600	-	-	-
Asset Sales Debt Paydown	(1,455)	-	-	-
Tender Premium	(145)	-	-	-
Knight NGPLCo IPO Proceeds (Net of 10% Discount)	1,141	-	-	-
NGPLCo IPO Gross Spread (5%)	(57)	-	-	-
Transaction Fees	(20)	-	-	-
NGPLCo IPO Proceeds Debt Paydown	(967)	-	-	-
Tender Premium	(97)	-	-	-
Debt Raised at GPCo	1,500	-	-	-
Debt Raised at NGPLCo	2,179	-	-	-
Debt Tender	(3,323)	-	-	-
Tender Premium	(332)			
Gross Spread on Debt Issuance	(24)	-	-	-
Cash Available for Dividend	377	500	645	712
Dividend Paid	(377)	(500)	(645)	(712)
Debt Summary	**2007E**	**2008E**	**2009E**	**2010E**
Total Cash	-	-	-	-
Existing Debt Outstanding at Beginning of Year	7,732	1,500	1,500	1,500
Corridor Debt Removed	(377)	-	-	-
Terasen Gas Debt Removed	(1,611)	-	-	-
NGPLCo IPO Proceeds Debt Paydown	(967)	-	-	-
Asset Sales Debt Paydown	(1,455)	-	-	-
Debt Tender	(3,323)	-	-	-
Debt Raised at GPCo	1,500	-	-	-
Debt Outstanding at End of Year	1,500	1,500	1,500	1,500
Shares Outstanding	134	134	134	134
Dividend / Share	2.82	3.73	4.82	5.32
Cash Flow Yield (Fully Distributed)	4.5%	4.5%	4.5%	4.5%
Knight GPCo Share Price	$ 62.56	$ 82.89	$ 107.00	$ 118.15
Knight NGPLCo Share Price (80%)	37.45	39.48	42.05	44.69
NGPLCo and GPCo Combined Value to Shareholders	$ 100.02	$ 122.37	$ 149.05	$ 162.84
Cumulative Dividends	3.44	7.83	13.35	19.41
Value at 1/1/2007 - 18% Discount Rate	87.68	93.51	98.84	94.00

Knight Restructuring Value Creation Analysis

US$ in dollars

Present Value of Pro Forma 2010 Combined Share Price[1]

		GPCo Trading Yield			
NGPLCo LTM EBITDA Multiple		3.50%	4.00%	4.50%	5.00%
	8.5 x	$ 109.49	$ 99.69	$ 92.08	$ 85.98
	9.0	111.41	101.62	94.00	87.91
	9.5	113.34	103.55	95.93	89.83
	10.0	115.27	105.47	97.85	91.76
	10.5	117.19	107.40	99.78	93.69

Premium to Current Price of $87.90[1]

		GPCo Trading Yield			
NGPLCo LTM EBITDA Multiple		3.50%	4.00%	4.50%	5.00%
	8.5 x	24.6%	13.4%	4.8%	-2.2%
	9.0	26.8%	15.6%	6.9%	0.0%
	9.5	28.9%	17.8%	9.1%	2.2%
	10.0	31.1%	20.0%	11.3%	4.4%
	10.5	33.3%	22.2%	13.5%	6.6%

Present Value of Pro Forma 2010 Combined Share Price[2]

		GPCo Trading Yield			
Discount Rate		3.50%	4.00%	4.50%	5.00%
	12.0%	$ 137.28	$ 125.21	$ 115.82	$ 108.31
	14.0%	127.89	116.65	107.91	100.91
	16.0%	119.30	108.81	100.65	94.13
	18.0%	111.41	101.62	94.00	87.91
	20.0%	104.17	95.01	87.89	82.19

Premium to Current Price of $87.90[2]

		GPCo Trading Yield			
NGPLCo LTM EBITDA Multiple		3.50%	4.00%	4.50%	5.00%
	12.0%	56.2%	42.4%	31.8%	23.2%
	14.0%	45.5%	32.7%	22.8%	14.8%
	16.0%	35.7%	23.8%	14.5%	7.1%
	18.0%	26.8%	15.6%	6.9%	0.0%
	20.0%	18.5%	8.1%	0.0%	-6.5%

Note: Includes dividends received.
[1] Assumes 18.0% discount rate.
[2] Assumes NGPLCo trades at 9.0x LTM EBITDA.